Filed Pursuant to Rule 424(b)(3)
Registration No. 333-82250

PROSPECTUS

Up to 13,649 Shares

ATRIX LABORATORIES, INC.

Common Stock

     Ferghana Partners Inc., the selling stockholder, is selling up to 13,649 shares of our common stock, all of which are issuable upon the exercise of a warrant issued to the selling stockholder. We will receive proceeds upon the exercise of the warrant. We will not receive any proceeds from the sale of shares offered by the selling stockholder.

     Our common stock is quoted on the Nasdaq National Market under the symbol “ATRX.” On July 11, 2003, the last reported sale price of our common stock was $24.79 per share.

     Investing in our securities involves risks. Before buying our securities, you should refer to the risk factors included in this prospectus beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 14, 2003

ATRIX LABORATORIES, INC.
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE

Atrix Laboratories, Inc.	1
Risk Factors	2
Forward-Looking Statements	16
Use of Proceeds	17
Selling Stockholder	17
Plan of Distribution	18
Legal Matters	20
Experts	20
Where You Can Find More Information	21
Incorporation of Documents by Reference	21

i

ATRIX LABORATORIES, INC.

General

     We are an emerging specialty pharmaceutical company focused on advanced drug delivery. With five unique, patented drug delivery technologies, we are currently developing a diverse portfolio of products. We also form strategic alliances with a variety of pharmaceutical and biotechnology companies to develop products utilizing our various drug delivery systems and/or to commercialize our products. Our strategic alliances include collaborations with Pfizer, Inc., Sanofi-Synthelabo, Inc., MediGene AG, Fujisawa Healthcare, Inc., Geneva Pharmaceuticals, Inc., Sosei Co. Ltd. and CollaGenex Pharmaceuticals, Inc.

Our Drug Delivery Technologies

     Our five drug delivery technologies are as follows:

•	Atrigel® System

•	Bioerodible Mucoadhesive Film System, or BEMA™

•	Solvent Microparticle System, or SMP™

•	Mucocutaneous Absorption System, or MCA™

•	Biocompatible Polymer System, or BCP™

Our Products and Product Candidates

     Our pharmaceutical products and products candidates that utilize these drug delivery systems include our Eligard® products for the treatment of prostate cancer, leuprolide products for endometriosis, Atrisone™ for the treatment of certain skin conditions, a bone growth product for bone regeneration, growth hormone releasing peptide-1 potentially for the treatment of certain heart conditions, among other things, and BEMA-fentanyl for chronic and breakthrough cancer pain.

     In addition to the Eligard prostate cancer product line, we currently have several marketed dental drug products, medical device dental products and over-the-counter, or OTC, drug products. Those products include Atridox®, an antibiotic therapy for chronic periodontitis, Atrisorb® FreeFlow GTR Barrier, which aids tissue regeneration following periodontal surgery, Atrisorb®-Doxycycline FreeFlow GTR Barrier, which aids in tissue regeneration and infection reduction following periodontal surgery, Doxirobe® Gel, which is used to treat periodontitis in companion animals, and Orajel-Ultra® mouth sore medicine for canker sores.

Corporate Information

     We were incorporated in Delaware in August 1986. In November 1998, we acquired ViroTex Corporation. In June 1999, we organized our wholly owned registered subsidiary Atrix Laboratories Limited, which is based in London, England. In February 2000, we organized our wholly owned registered subsidiary Atrix Laboratories GmbH, which is based in Frankfurt, Germany, to conduct our European operations. In June 2000, we entered into a research joint venture, Transmucosal Technologies, Limited with Elan International, which is a wholly owned subsidiary of Elan Corporation, plc.

     Our principal executive offices are located at 2579 Midpoint Drive, Fort Collins, Colorado, our telephone number is (970) 482-5868, and our facsimile number is (970) 482-1152.

We maintain a website at http://www.atrixlabs.com. The reference to our website does not constitute incorporation by reference of the information contained at the site.

Newly Adopted Accounting Policy

     We adopted Statement of Financial Accounting Standards No. 145, or “SFAS No. 145,” “Recession of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” on January 1, 2003. SFAS No. 145 rescinded SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” among other changes made to various FASB statements. As a result of the adoption of SFAS No. 145, we have reclassified the extraordinary gain or loss on extinguishment of debt to be included in continuing operations. The effect of adoption of this standard had no impact to our net loss, total assets or stockholders’ equity reported in any period. The effect of the adoption on our reported (loss) income from continuing operations is shown below (in thousands):

	2002	2001	2000	1999	1998

As reported	$(18,198)	$(25,214)	$(26,496)	$(16,545)	$1,433
As restated	(18,168)	(25,533)	(26,416)	(13,270)	1,690

RISK FACTORS

     You should carefully consider the following risk factors and the other information contained or incorporated by reference in this prospectus before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the events described in the following risk factors occur, our business and financial condition could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of such events, and you may lose all or part of your investment.

We have a history of operating losses and anticipate future losses.

     Since our inception, we have invested a significant amount of time and money in research and development of new products. Our research and development expenses, including research and development licensing fees, were $32.7 million, $28.6 million and $16.7 million for the years ended December 31, 2002, 2001 and 2000, respectively, exceeding our total revenue of $26.4 million, $15.8 million and $10.0 million, respectively, in such years. Because of our time and financial commitments to our new products, we have operated at a loss for the previous five years under revenue recognition policies as currently applied. Our accumulated deficit at March 31, 2003 was $154.3 million. If we do not achieve and maintain profitability, our stock price may decline.

We must obtain domestic and foreign regulatory approval of our product candidates, which requires a significant amount of time and money.

     The research and development, preclinical studies and clinical trials, and ultimately, the manufacturing, marketing and labeling of our products, are subject to extensive regulation by the United States Food and Drug Administration, or FDA, and other regulatory authorities in the United States and other countries. Our product candidates must undergo an expensive and time-consuming approval process with these regulatory authorities. FDA approval can be delayed, limited or denied for many reasons, including:

•	a product candidate may be found to be unsafe or ineffective,

•	the FDA may interpret data from preclinical testing and clinical trials differently and less favorably than the way we interpret it,

•	the FDA might not approve our manufacturing processes or facilities,

•	the FDA may change its approval policies or adopt new regulations that may negatively affect or delay our ability to bring a product to market, and

•	a product candidate may not be approved for all the indications we requested and thus our markets may be limited.

     The process of obtaining approvals in foreign countries is also subject to delay and failure for similar reasons. Delays in obtaining approval may result in our needing to make significant expenditures of additional time and money to bring a new product to market. If we do not obtain approval for any particular product, we will have spent a significant amount of time and money in the approval process and will be unable to market the product to generate revenue.

     We are also required to comply with the FDA’s current Good Manufacturing Practice regulations with respect to the manufacture of our drugs, and quality system regulations with respect to the manufacture of our medical devices. These regulations include requirements relating to quality control, quality assurance and maintenance of records and documentation. Manufacturing facilities are subject to biennial inspections by the FDA and must be approved before we can use them in the commercial manufacturing of our products. If we or our contract manufacturers are unable to comply with the applicable current Good Manufacturing Practice regulations, quality system regulations and other regulatory requirements, the FDA may seek sanctions and/or remedies against us, including suspending our manufacturing operations, issuing us warning letters, forcing us to recall or withdraw our product(s) from the market and, in extreme cases, possibly issuing civil and/or criminal penalties against us.

Clinical trials are expensive and their outcome is uncertain.

     Before obtaining regulatory approvals for the commercial sale of any products, we or our partners must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. The following table details certain information about our pharmaceutical product candidates under development:

Product Candidates	Indication	Status

Eligard 45-mg six month formulation	Prostate cancer	Phase III

One- and three-month leuprolide products	Endometriosis	Preclinical

Atrisone	Acne	Phase III

	Treatment for burn itch and atopic dermatitis, a chronic skin condition characterized by dryness, redness and extreme itch, and other indications	Preclinical/Phase I/II

Bone growth product	Bone regeneration	Phase I

Growth hormone releasing peptide-1	HIV-associated lipodystrophy/cardio-myopathy	Phase I

Product Candidates	Indication	Status

BEMA-fentanyl	Chronic and breakthrough cancer pain	Phase I

     We have multiple compounds in various stages of preclinical development, a number of which are being developed through partnerships with a variety of other pharmaceutical companies. We spend and will continue to spend a significant amount of financial resources conducting preclinical testing and clinical trials.

     Clinical trials are expensive and may take several years, and the length of time can vary substantially. Expenses associated with clinical trials and the other aspects of the FDA approval process have typically exceeded $5 million for each of the products we are marketing in the United States. The FDA approval process has taken a minimum of 10 months and as long as two years for these products. Our initiation and rate of completion of clinical trials may be delayed by many factors, including:

•	our inability to recruit patients at a sufficient rate,

•	the failure of clinical trials to demonstrate a product candidate’s efficacy,

•	our inability to follow patients adequately after treatment,

•	our inability to predict unforeseen safety issues,

•	our inability to manufacture sufficient quantities of materials for clinical trials,

•	the potential for unforeseen governmental or regulatory delays,

•	lack of sufficient financial resources, and

•	our inability to satisfy FDA requirements which may result in the clinical trials being repeated.

     In addition, the results from preclinical testing and early clinical trials do not always predict results of later clinical trials. Within the pharmaceutical industry, a number of new drugs have shown encouraging results in early clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. For example, in 1993 our 5% sanguinarine product failed to establish efficacy in Phase III clinical trials. We reformulated the active ingredient in the product and conducted additional Phase III clinical trials. The trials were ultimately successful and the product is now marketed as our Atridox product, which did not receive regulatory approval until 1998.

     If a product candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other product candidates and hinder our ability to conduct related preclinical testing and clinical trials. Such potential failures may also make it more difficult for us to find additional collaborators or obtain additional financing. Delays in our clinical trials may require us to expend significant additional amounts of time and money, and termination of our clinical trials may prevent us from generating any revenue from the product candidate at issue.

     Furthermore, to market our products outside the United States, our products are subject to additional clinical trials and approvals even though the products have been approved in the United States. To meet any additional requirements that might be imposed by foreign governments, we may incur additional costs that may impact our profitability. If the approvals are not obtained or will be too expensive to obtain, foreign distribution may not be feasible, which could harm our business.

As our product and product candidates, if and when approved, are used commercially, unintended side effects, adverse reactions or incidence of misuse may appear.

     We cannot predict whether the commercial use of products (or product candidates in development if and when they are approved for commercial use) will produce undesirable or unintended side effects that have not been evident in the use of or clinical trials conducted for such products (and product candidates) to date. Additionally, incidents of produce misuse may occur. These events, among others, could result in product recalls or withdrawals or additional regulatory controls.

Our future profitability depends on the development of new products.

     For the fiscal year ended December 31, 2002, 46% of our total revenue was attributable to net sales and royalties, combined with licensing, marketing rights and milestone revenue. If we fail to take a product or technology from the development stage to market on a timely basis, our ability to generate revenue from the product or technology may be seriously impaired and we may incur significant expenses without a near-term financial return.

     We currently have a variety of new products in various stages of research and development and are working on possible improvements, extensions or reformulations of some existing products. These research and development activities, as well as the clinical testing and regulatory approval process, which must be completed before commercial quantities of these products can be sold, will require significant commitments of personnel and financial resources. Delays in the research, development, testing and approval processes will cause a corresponding delay in revenue generation from those products. Regardless of whether they are ever released to the market, the expense of such processes will have already been incurred.

     We re-evaluate our research and development efforts regularly to assess whether our efforts to develop a particular product or technology are progressing at the rate that justifies our continued expenditures. On the basis of these re-evaluations, we have abandoned in the past, and may abandon in the future, our efforts on a particular product or technology. If we fail to take a product or technology from the development stage to market on a timely basis, we may incur significant expenses without a near-term financial return.

Most of our products are marketed through arrangements with third parties, and if we fail to maintain such arrangements our business could be harmed.

     We form strategic relationships with collaborators to help us commercialize and market our products. These relationships are critical to the success of our products on the market. The following table identifies companies with which we have entered into significant marketing and distribution agreements and the products and territories covered. Each of these agreements gives the collaborator rights in the territory listed.

Collaborator	Product	Territory

CollaGenex Pharmaceuticals	Atridox®, Atrisorb-FreeFlow GTR Barrier and Atrisorb-D GTR Barrier	United States

PharmaScience	Atridox, Atrisorb-FreeFlow GTR Barrier and Atrisorb-D GTR Barrier	Canada

Fujisawa Healthcare	Atrisone acne treatment product	North America

Sanofi-Synthelabo	Eligard prostate cancer treatment products	North America

MediGene	Eligard prostate cancer treatment products	Europe

Mayne Pharma	Eligard prostate cancer treatment products	Australia and New Zealand

Biosintetica	Eligard prostate cancer treatment product	Brazil

Tecnofarma	Eligard prostate cancer treatment product	Latin America (other than Brazil)

Pharmacia Animal Health	Doxirobe Gel	Worldwide

     We expect that most of our future revenue will be obtained from royalty payments from sales or a percentage of profits of products licensed to our collaborators. Failure to make or maintain these arrangements, failure to form new arrangements or a delay in a collaborator’s performance could reduce our revenue and may require us to expend significant amounts of time and money to find new collaborators and structure alternative arrangements. For example, MediGene is the current holder to the European marketing rights of our Eligard products. MediGene is currently searching for a marketing partner for our Eligard products. If MediGene is unsuccessful in their efforts in obtaining a marketing partner, European sales of our Eligard products would be negatively impacted, assuming we receive regulatory approval to market our Eligard products in European countries.

     Disputes with a collaborator could delay the program on which we are working with the collaborator and could result in expensive arbitration or litigation, which may not be resolved in our favor. For example, prior to 2002, Block had exclusive rights to market and distribute our Atridox, Atrisorb-FreeFlow GTR Barrier and Atrisorb-D GTR Barrier products in North America. We had disputes with Block relating to product pricing and the payments due to us upon achievement of milestones under our commercialization agreement with Block and were involved in arbitration and litigation proceedings with them until final settlement of all disputes in September 2001. We then entered into a new arrangement for the marketing and distribution of these products in the United States with CollaGenex. Our legal dispute with Block and the transition to CollaGenex as our new marketing partner for these products were the primary factors causing our 39% decrease in product net sales and royalty revenue between our 2000 and 2001 fiscal years and part of the reason for our 28% increase in administrative and marketing expenses between such years.

     In addition, our collaborators could merge with or be acquired by another company or experience financial or other setbacks unrelated to our collaboration that could impair their ability to market and sell our products and cause a decrease in our revenue. For example, GlaxoSmithKline acquired our North American dental products’ marketing partner, Block, and subsequently discontinued marketing our dental products under the terms of our August 2001 termination agreement.

     Finally, we cannot control our collaborative partners’ performance or the resources they devote to our programs. If a collaborative partner fails to perform, or perform on a timely basis, the research, development or commercialization program on which it is working will be delayed. If this happens, we may have to use funds, personnel, laboratories and other resources that we have not budgeted, and consequently, we may not be able to continue the program.

We have limited experience in marketing and selling our products.

     Our Eligard 7.5-mg one-month and Eligard 22.5-mg three-month products, sales of which accounted for 36% of our net sales and royalty revenue in the fiscal year ended December 31, 2002, have been marketed in the United States by Sanofi-Synthelabo since May 2002 and September 2002, respectively. Our Atridox, Doxirobe and Atrisorb-FreeFlow GTR Barrier products, sales of which accounted for approximately 46% of our net sales and royalty revenue in the fiscal year ended December 31, 2002, have been marketed by our partners and have been on the market for only four and a half years. To achieve commercial success for any of our products, we must either develop a marketing and sales force or contract with another party to perform these services for us. In either case, we are competing with companies that have experienced and well-funded marketing and sales operations. We have historically relied upon arrangements with third parties to market and sell our products. If we do not maintain good relationships with these third parties, we may not be able to make alternative arrangements on acceptable terms and our product sales may decline. To the extent we undertake to market or co-market our own products, however, we would require additional expenditures and management resources. In particular, factors that may inhibit our efforts to commercialize our products without collaborative partners include:

•	The inability of either a contract sales organization or us to recruit and retain adequate numbers of effective sales personnel,

•	The inability of sales personnel working on our behalf to obtain access to or persuade adequate numbers of physicians to prescribe our products,

•	The lack of complementary products to be offered by sales personnel working on our behalf, which may put us at a competitive disadvantage against companies with broader product lines, and

•	Unforeseen costs associated with creating an independent sales force and marketing organization.

If our products do not achieve market acceptance, our revenue will be reduced.

     Our products may not gain market acceptance among physicians, patients, third-party payors and the medical community. Under Block’s and CollaGenex’s marketing of our dental products in North America, our dental products have been slow in achieving market acceptance within the dental community. We expect an increase in market acceptance for our dental products in foreign countries as we establish marketing authorizations and commence marketing within these countries by our Germany-based subsidiary, Atrix GmbH. In the fiscal year ended December 31, 2002, we generated $5.7 million, or 22% of our $26.4 million total revenue, from net sales and royalties.

     Sanofi-Synthelabo commenced marketing in the United States of our Eligard 7.5-mg one-month and Eligard 22.5-mg three-month products in May 2002 and September 2002, respectively, and launched our Eligard 30-mg four-month product in March 2003. We anticipate market acceptance to increase for our Eligard products as Sanofi’s marketing and product awareness efforts continue. However, if Sanofi’s efforts are not successful in marketing our Eligard products, our Eligard U.S. sales revenue would decline.

     The degree of market acceptance of any of our products and product candidates depends on a number of factors, including:

•	demonstration of their clinical efficacy and safety,

•	their cost-effectiveness,

•	their potential advantage over alternative existing and newly developed treatment methods,

•	the marketing and distribution support they receive, and

•	reimbursement policies of government and third-party payors.

     Our products and product candidates, if successfully developed, will compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Our dental products, sales of which accounted for 46% of our net sales and royalty revenue for the year ended December 31, 2002, compete against companies such as OraPharma, Inc., whose Arestin™ product is used for the treatment of periodontal disease. Our products may also compete with new products currently under development by others or with products which may cost less than our products. Physicians, patients, third-party payors and the medical community may not accept or utilize our products. If our products do not achieve significant market acceptance, we may not generate enough revenue to offset our research and development expenses incurred in obtaining the required regulatory approvals and, therefore, may not realize profitability.

We have limited experience in manufacturing products on a commercial scale, and if we are unable to produce enough of our products to meet market demands, our revenue could decrease.

     We currently are in the process of expanding our manufacturing facility. Construction was completed in the second quarter of 2003; however, the expanded facility and the new equipment must be approved by the FDA prior to production activities commencing in this expanding facility. We anticipate FDA approval of the expanded facility within five months of completion, however the FDA may not approve our facility and equipment resulting in a delay of manufacturing our products in the expanded facility. Additionally, there is a risk that we may fail to manufacture present and future products in compliance with applicable regulations and at an acceptable cost.

We have a dependence on one contract manufacturer involved in the production of our Eligard products.

     We currently outsource the “lyophilization,” or sterilization, process of our Eligard products to an approved contract manufacturer and rely on this manufacturer for this highly specialized service. If the vendor was unable to meet our needs for this manufacturing process, or if our relationship with this vendor was to deteriorate or terminate, production of our Eligard products may be temporarily discontinued for several months. The FDA would need to approve the change in the manufacturer of the lyophilization process for our Eligard products, which could take several months. We are currently in the process of bringing the lyophilization process to our expanded manufacturing facility. Additionally, we have at least six months of inventory safety stock of Eligard products to meet near term future demands, should a disruption in the lyophilization process occur.

We generate a majority of our revenue from our contract research and development activities, and any adverse effect on our relationships with these customers could cause a decrease in our revenue.

     To support our research and development of certain product candidates, we rely on agreements with collaborators, licensors and others that provide financial and clinical support. Our contract research and development revenue of $14.2 million for the fiscal year ended December 31, 2002 represented 54% of our $26.4 million total revenue. Our significant strategic alliances for developing new chemical entities and life cycle management products include the following:

Collaborator	Type of Arrangement	Purpose

Pfizer	Non-Exclusive Comprehensive Research and Worldwide Licensing Agreement	Develop and commercialize selected compounds using our patented drug delivery technologies
Elan International Services	Joint Venture - Transmucosal Technologies, Ltd.	Develop and commercialize oncology and pain management products using our patented BEMA and Atrigel drug delivery technologies
Geneva Pharmaceuticals	Collaboration, Development and Supply Agreement	Develop and commercialize designated generic topical prescription dermatology products

     If any of our research and development agreements were terminated or substantially modified, or if our relationships with any of these collaborators deteriorated, our contract research and development revenue may decrease and our ability to develop and commercialize our technologies would be hindered. Contract research and development revenue recognized under our agreements with Fujisawa, Geneva, Sanofi, Pfizer and our joint venture with Elan was 91% of our 2002 total contract research and development revenue, and 49% of our 2002 total revenue. If any of these agreements were terminated or if our relationship with these collaborators deteriorated, our revenue would likely decrease significantly.

We conduct operations in foreign countries, which are subject to risks and our plans for international expansion may not succeed, which would harm our revenue and profitability.

     We conduct our European operations through our wholly owned subsidiaries, Atrix Laboratories GmbH, in Frankfurt, Germany, and Atrix Laboratories Limited, in London, England. Revenue from product sales to customers outside the United States amounted to $1.1 million, or 19% of our net sales and royalties revenue and 4% of our total revenue, for the fiscal year ended December 31, 2002.

     We face foreign exchange rate fluctuations, primarily with respect to the Euro and the British Pound, because we translate the financial results of our foreign subsidiaries into U.S. dollars for consolidation and because we translate the financial results of our transactions with our foreign marketing partners. As exchange rates vary, our results, when translated, may vary from expectations and may result in a decrease in our revenue.

     One of our strategies for increasing our revenue depends on expansion into international markets. Our international operations may not succeed for a number of reasons, including:

•	difficulties in managing foreign operations or obtaining the required regulatory approvals from foreign governmental authorities,

•	fluctuations in currency exchange rates or imposition of currency exchange controls,

•	competition from local and foreign-based companies,

•	issues relating to uncertainties of laws and enforcement relating to the protection of intellectual property,

•	unexpected changes in trading policies and regulatory requirements,

•	duties and taxation issues,

•	language and cultural differences,

•	general political and economic trends, and

•	expropriation of assets, including bank accounts, intellectual property and physical assets by foreign governments.

     Accordingly, we may not be able to successfully execute our business plan in foreign markets. If we are unable to achieve anticipated levels of revenue from our international operations, our revenue and profitability may decline.

Our inability to protect our intellectual property and defend ourselves from intellectual property suits could harm our competitive position and our financial performance.

     We rely heavily on our proprietary information in developing and manufacturing our products. We currently maintain 54 U.S. patents and 148 foreign patents and have 17 U.S. and 93 foreign patent applications pending. A number of the claims contained in these patents and pending patent applications cover certain aspects of our drug delivery technologies and products based upon these technologies.

     The following is a brief description of our drug delivery systems and their applications:

Technology	Description	Application

Atrigel	Biodegradable sustained release implant for local or systemic delivery.	Delivery of drugs from a few days to several months.
BEMA	Film that completely erodes in a natural biological process for local	Delivery of drugs through mucosal membranes.

Technology	Description	Application

or systemic delivery.
SMP	Topical gel providing two-stage delivery through the skin	Delivery of water insoluble drugs through the skin.
MCA	Water resistant topical gel providing sustained delivery.	Film forming gel for either wet or dry surfaces.
BCP	Non-cytotoxic gel/liquid for topical delivery. “Non-cytotoxic” means that the material does not kill cells or tissue in the body.	Protective gel film for wound healing and liquid formulation for wound washing.

     Notwithstanding our pursuit of patent protection, other companies may develop delivery systems, compositions and methods that infringe our patent rights resulting from outright ownership or non-revocable exclusive licensure of patents that relate to our delivery systems, composition and methods. In that event, such delivery systems, compositions and methods may compete with our systems, compositions and methods and may reduce sales of our products. Our patents may not afford adequate protection against competitors with similar systems, composition or methods, and other companies may circumvent our patents.

     In addition to patents, we also maintain several U.S. and numerous foreign trademark and service mark applications for registrations of our name, logo, drug delivery systems and products. These include 9 U.S. and 58 foreign issued trademarks, with 2 U.S. and 13 foreign trademark applications pending. If other companies infringe on our trademarks and service marks, we may not be able to market our products as effectively and our brand recognition may decline.

     We also rely on our unpatented proprietary knowledge. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties, including former employees or consultants of ours, may attempt to disclose, obtain or use our proprietary information or technologies. Other companies may also develop substantially equivalent proprietary knowledge. The steps we have taken may not prevent misappropriation of our proprietary information and technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. If other companies obtain our proprietary knowledge or develop substantially equivalent knowledge, they may develop products that compete against ours and adversely affect our product sales.

     Intellectual property claims brought against us, regardless of their merit, could result in costly litigation and the diversion of our financial resources and technical and management personnel. Further, if such claims are proven valid, through litigation or otherwise, we may be required to change our trademarks and service marks, stop using our technologies and pay financial damages, which could harm our profitability and financial performance.

If we engage in acquisitions, we will incur a variety of costs, and we may not be able to realize the anticipated benefits.

     From time to time, we engage in preliminary discussions with third parties concerning potential acquisitions of products, technologies and businesses. Acquisitions involve a number of risks, including:

•	difficulties in and costs associated with the assimilation of the operations, technologies, personnel and products of the acquired companies,

•	assumption of known or unknown liabilities or other unanticipated events or circumstances,

•	risks of entering markets in which we have limited or no experience, and

•	potential loss of key employees.

     Any of these risks could harm our ability to achieve levels of profitability of acquired operations or to realize other anticipated benefits of an acquisition.

We may seek to raise additional funds, and additional funding may be dilutive to stockholders or impose operational restrictions.

     Any additional equity financing may be dilutive to our stockholders and debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced. These stockholders may experience additional dilution in net book value per share and any additional equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

Our future performance depends on our ability to attract and retain key personnel.

     Our success depends in part on our ability to attract and retain highly qualified management and scientific personnel. If key employees terminate their employment with us, our business relationships may be adversely affected, and management’s attention may be diverted from our operations to focusing on transition matters and identifying suitable replacements. If any of our key research and development employees terminate their employment, our research and development efforts may be hindered, adversely affecting our ability to bring new products to market. Because competition for personnel in our industry is intense, we may not be able to locate suitable replacements for any key employees that leave the company, and we may not be able to offer employment to them on reasonable terms.

We are subject to environmental compliance risks.

     Our research, development and manufacturing areas involve the controlled use of hazardous chemicals, primarily flammable solvents, corrosives, and toxins. The biologic materials include microbiological cultures, animal tissue and serum samples. Some experimental and clinical materials include human source tissue or fluid samples. We are not licensed to receive or handle radioactive materials. We are also subject to federal, state and local government regulation in the conduct of our business, including regulations on employee safety and our handling and disposal of hazardous and radioactive materials. Any new regulation or change to an existing regulation could require us to implement costly capital or operating improvements for which we have not budgeted. If we do not comply with these regulations, we may be subject to fines and other liabilities.

Our industry is characterized by intense competition and rapid technological change, which may limit our commercial opportunities, render our products obsolete and reduce our revenue.

     The pharmaceutical and biotechnology industries are highly competitive and subject to rapid and substantial technological change. We face, and will continue to face, intense competition in the development, manufacturing, marketing and commercialization of our products and product candidates. Products utilizing our proprietary drug delivery systems are expected to compete with other products for specified indications, including drugs marketed in conventional and alternative dosage forms. New drugs or further developments in alternative drug delivery methods may provide greater therapeutic benefits for a specific drug or indication, or may offer comparable performance at lower cost, than those offered by our drug delivery systems.

     Our competitors include academic institutions, government agencies, research institutions, biotechnology and pharmaceutical companies, including our collaborators, and drug delivery companies. Several companies have drug delivery technologies that compete with our technologies, including Alkermes, Inc., Emisphere Technologies, Inc., Cima Labs, Inc., and ALZA Corporation. Competitors of our Eligard prostate cancer treatment products include AstraZeneca’s Zoladex® product, Pharmacia & Upjohn Co.’s Trelstar™ product and TAP Pharmaceuticals, Inc.’s Lupron® product. Competitors of our dental products include OraPharma, Inc., whose Arestin® product is used for the treatment of periodontal disease.

     Many specialized biotechnology companies have formed collaborative arrangements with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with our products. Developments by others may render our products, product candidates or technologies obsolete or noncompetitive, and our collaborators may choose to use competing drug delivery methods.

     Many of our competitors and potential competitors have substantially greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we do. Many of these competitors also have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals. If our competitors develop and market products that make our products or product candidates obsolete or noncompetitive, our commercial opportunities and revenues will be reduced.

If third-party payors will not provide coverage or reimburse patients for the use of our products, our revenue will suffer.

     The commercial success of our products is substantially dependent on whether third-party reimbursement is available for the use of our products by the medical and dental professions. Medicare, Medicaid, health maintenance organizations and other third-party payors may not authorize or otherwise budget for the reimbursement of our products. In addition, they may not view our products as cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Likewise, legislative proposals to reform health care or reduce government programs could result in lower prices or rejection of our products. Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for our products may cause our revenue to decline.

If product liability lawsuits are brought against us, we may incur substantial costs.

     Our industry faces an inherent risk of product liability claims from allegations that our products resulted in adverse effects to the patient and others. These risks exist even with respect to those products that are approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA. We maintain worldwide product liability insurance in the amount of $10 million with a $25,000 deductible per occurrence and an aggregate deductible of $250,000. Our insurance may not provide adequate coverage against potential product liability claims or losses. In the future we may not be able to obtain adequate insurance coverage on reasonable terms and insurance premiums and deductibles may increase. Even if we were ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may create adverse publicity, all of which would impair our ability to generate sales. If we were found liable for any product liability claims in excess of our insurance coverage or outside our coverage, the cost and expense of such liability could severely damage our business and profitability.

     Additionally, product recalls may be issued at our discretion or at the direction of the FDA, other government agencies or other companies having regulatory control for pharmaceutical product sales. If product recalls occur, such recalls are generally expensive and often have an adverse affect on the image of the product being recalled.

Our stock price is volatile and the value of your investment may be subject to sudden decreases.

     The price of our stock has been and may continue to be volatile. The price of our stock in the past two years has ranged from a high of $29.18 per share on October 25, 2001 to a low of $10.06 per share on February 14, 2003. Our stock price may fluctuate due to a variety of factors, including:

•	announcements of developments related to our business or our competitors’ businesses,

•	fluctuations in our operating results,

•	sales of our common stock in the marketplace,

•	failure to meet, or changes in, analysts’ expectations,

•	general conditions in the biotechnology and pharmaceutical industries or the worldwide economy,

•	announcements of innovations, new products or product enhancements by us or by our competitors,

•	developments in patents or other intellectual property rights or any litigation relating to these rights, and

•	developments in our relationships with our customers, suppliers and collaborators.

Decreases in our stock price may adversely affect the trading market for our stock and may cause you to lose all or a portion of your investment.

FORWARD LOOKING STATEMENTS

     This prospectus and documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding the intent, belief or current expectations of us, our directors or our officers with respect to, among other things: (1) whether we will receive, and the timing of, regulatory approvals or clearances to market potential products; (2) the results of current and future clinical trials; (3) the time and expenses associated with the regulatory approval process for products; (4) the safety and effectiveness of our products and technologies; (5) our expectation that our marketing partners will be able to successfully market our products; (6) our expectation of receiving royalties on sales of our products and our plans to manufacture certain of products at our facility in Fort Collins, Colorado; (7) the timing of new product launches; and (8) expected future additional equity losses for Transmucosal Technologies, Ltd.. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this prospectus.

     We use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “likely,” “potential,” “seek” and variations of these words and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this prospectus.

     Except as required by law, we do not undertake any obligation to update these statements or publicly release the result of any revision to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares by the selling stockholder. The aggregate exercise price for the warrant is approximately $180,030, subject to adjustment. If the selling stockholder exercises the warrant, any exercise proceeds we receive will be used for working capital.

SELLING STOCKHOLDER

     The selling stockholder, Ferghana Partners Inc., may sell up to 13,649 shares of our common stock pursuant to this prospectus. All of these shares are issuable upon the exercise of a currently outstanding warrant to purchase common stock held by the selling stockholder.

     As of July 11, 2003, the selling stockholder beneficially owns 13,649 shares of our common stock. Based on 20,893,050 shares of our common stock outstanding as of July 11, 2003, the selling stockholder will beneficially own less than 1% of our outstanding common stock both prior to and after completion of the offering. We have engaged the selling stockholder to assist us in identifying appropriate counterparties and consummating corporate partnering arrangements (principally out-licensing) involving our products and technology, including our BEMA technology and its application to therapeutic drugs for the treatment of migraines and nausea, and identifying and executing acquisitions by us of one or more drug delivery or other companies, products or technologies. We issued the warrant to the selling stockholder in connection with such engagement. Except as described in the two preceding sentences, the selling stockholder does not have, and within the past three years has not had, any position, office or other material relationship with us or any of our predecessors or affiliates. The information in this section of the prospectus regarding share ownership by the selling stockholder and material relationships of the selling stockholder is based on our records and on information provided to us as of July 11, 2003 by our transfer agent and by the selling stockholder. We determined beneficial ownership according to Rule 13d-3 of the Securities Exchange Act as of that date.

     The selling stockholder may from time to time offer and sell any or all of its shares that are registered under this prospectus. Because the selling stockholder is not obligated to sell its shares, and because the selling stockholder may also acquire publicly traded shares of our common stock, we cannot estimate how many shares the selling stockholder will own after this offering. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

PLAN OF DISTRIBUTION

     The selling stockholder may offer and sell its shares with this prospectus. We will not receive any of the proceeds of the sales of these shares. Offers and sales of shares made with this prospectus must comply with the terms of the warrant to purchase such shares. However, the selling stockholder may resell all or a portion of its shares without this prospectus in open market transactions in reliance upon available exemptions under the Securities Act, if any, provided they meet the criteria and conform to the requirements of one of these exemptions.

Who May Sell and Applicable Restrictions

     The selling stockholder may offer and sell shares with this prospectus directly to purchasers. The selling stockholder may donate, pledge or otherwise transfer its shares to any person so long as the transfer complies with applicable securities laws and the warrant to purchase such shares. As a result, donees, pledgees, transferees and other successors in interest that receive such shares as a gift, distribution or other non-sale related transfer may offer shares of common stock under this prospectus.

     The selling stockholder may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholder (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions may be in excess of those customary in the type of transaction involved. Any brokerage commissions and similar selling expenses attributable to the sale of shares covered by this prospectus will be borne by the selling stockholder. In order to comply with some state securities laws, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers.

     The selling stockholder and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent may be deemed underwriting discounts and commissions under the Securities Act. The selling stockholder has advised us that, as of the date of this prospectus, it has not entered into any plan, arrangement or understanding with a broker, dealer or underwriter regarding sales of shares with this prospectus.

Prospectus Delivery

     A prospectus supplement or a post-effective amendment may be filed with the Securities and Exchange Commission to disclose additional information with respect to the distribution of the shares. In particular, if we receive notice from the selling stockholder that a donee, pledgee, transferee or other successor intends to sell more than 500 shares of our common stock, or that a selling stockholder has entered into a material arrangement with an underwriter or broker-dealer for the sale of shares covered by this prospectus, then to the extent required we will file a supplement to this prospectus.

Manner of Sales

     The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market, the over-the-counter market, or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices.

     The shares may be sold according to one or more of the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers,

•	pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares,

•	an exchange distribution under the rules of the exchange,

•	face-to-face transactions between sellers and purchasers without a broker-dealer,

•	through the writing of options, and

•	any other method permitted pursuant to applicable law.

     In addition, selling stockholder may generally enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. The selling stockholder may, for example:

•	enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with the selling stockholder,

•	sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions,

•	write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares,

•	enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus, or

•	loan or pledge the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

     These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

     If a material arrangement with any broker-dealer or other agent is entered into for the sale of any shares of common stock through a block trade, special offering, exchange distribution, secondary distribution, or a purchase by a broker or dealer, a prospectus supplement will be filed, if necessary, pursuant to Rule 424(b) under the Securities Act disclosing the material terms and conditions of these arrangements.

     Under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to common stock for five business days prior to the start of the distribution. In addition, the selling stockholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling stockholder or any other person.

Indemnification

     The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP. As of the date of this prospectus, members of Morrison & Foerster LLP beneficially owned 1,457 shares of our common stock and held options to acquire an additional 29,400 shares of our common stock.

EXPERTS

     The consolidated financial statements incorporated by reference in this prospectus from the Atrix Laboratories, Inc. Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in accounting principle), and has been so incorporated by reference in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

     The financial statements of Transmucosal Technologies Ltd. for the period ended December 31, 2000, incorporated by reference in this prospectus from our Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by KPMG, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. The address of the SEC’s Internet site is http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     Please call the SEC at 1-800-SEC-0330 for more information about their public reference rooms and their copy charges. Our SEC filings and other information concerning us are also available at The Nasdaq Stock Market, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we refer to in this manner is considered part of this prospectus. Any information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus. This prospectus does not include all the information in the registration statement and documents incorporated by reference. You should refer to the documents and to the exhibits to the registration statement for a more complete understanding of the matter involved.

     We are incorporating by reference the following documents that we have previously filed with the SEC:

     1.     Our Annual Report on Form 10-K for the year ended December 31, 2002, and Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-18231).

     2.     Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-18231).

     3.     The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on January 12, 1990, including any amendments or reports filed with the SEC for the purpose of updating such description.

     4.     The description of our Series A Preferred Stock Purchase Rights contained in our Registration Statement on Form 8-A, filed with the SEC on October 1, 1998, as amended by

Amendment No. 1 thereto on Form 8-A/A, filed with the SEC on November 27, 2001, and any amendments or reports filed with the SEC for the purpose of updating such description.

     We are also incorporating by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus. In no event, however, will any of the information that we disclose under Item 9 of any Current Report on Form 8-K that we may from time to time file with the SEC be incorporated by reference into, or otherwise included in, this prospectus.

     We will furnish you without charge, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to our Corporate Secretary, Atrix Laboratories, Inc., 2579 Midpoint Drive, Fort Collins, Colorado 80524, telephone number (970) 482-5868. We maintain a website at http://www.atrixlabs.com. The reference to our website does not constitute incorporation by reference of the information contained at the site.

     You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.